UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                               Visteon Corporation
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    92839U107
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                                 (CUSIP Number)


                             Mr. Joseph R. Thornton
                         Pardus Capital Management L.P.
                     1001 Avenue of the Americas, Suite 1100
                            New York, New York 10018
                                 (212) 719-7550


                                 With a copy to:

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 22, 2006
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             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      92839U107              SCHEDULE 13D         PAGE 2 OF 4 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Pardus Capital Management L.P. (34-2037131)
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
            Not Applicable
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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                           7      SOLE VOTING POWER

                                  18,000,000
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      -0-
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       18,000,000
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  -0-

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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,000,000

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    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.1%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      92839U107              SCHEDULE 13D         PAGE 3 OF 4 PAGES
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The Schedule 13D filed on May 1, 2006 by Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), relating to the shares of common stock, $1.00 par value (the "Shares"), of Visteon Corporation (the "Issuer"), as amended by Amendment Nos. 1, 2 and 3 to the Schedule 13D, is hereby amended by this Amendment No. 4 to the Schedule 13D.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 is hereby amended and restated as follows:

      All of the funds used to purchase the Shares described in this Schedule 13D came from the working capital of the Fund. A total of approximately $109,142,078 was paid to acquire such Shares.

ITEM 4.     PURPOSE OF TRANSACTION.

      Item 4 is hereby amended by the addition of the following:

      The Reporting Persons continue to engage in discussions from time to time with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning, among other things, the business, operations, board composition, management, strategy and future plans of the Issuer. In the context of these discussions, the Reporting Persons have raised with the Issuer the possibility of an individual suggested by them joining the board, and have been informed that the Issuer has taken this matter under advisement.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      Item 5, paragraphs (a) through (c) of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own 18,000,000 Shares, constituting approximately 14.1% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 128,082,419 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2006 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2006.

      (b) PCM possesses sole power to vote and direct the disposition of all of the Shares held by the Fund. Thus, as of the close of business on September 25, 2006, the Reporting Persons may be deemed to beneficially own 18,000,000 Shares, or 14.1% of the Shares deemed issued and outstanding as of that date.

      (c) The following transactions in the Shares were effected during the last 60 days, each of which was effected in open market transactions.

Pardus European Special Opportunities Master Fund L.P.

                                          Price per Share  $, excluding
Trade Date    Shares Purchased (Sold)        execution costs)
----------    -----------------------     ------------------------------

07/31/06                  10,000                 $6.68
07/31/06                  19,200                 $6.68
07/31/06                  20,800                 $6.69
07/31/06                  50,000                 $7.14
07/31/06                  60,000                 $7.15
07/31/06                  33,000                 $7.16
07/31/06                   5,000                 $7.17
07/31/06                   7,000                 $7.18
07/31/06                  20,000                 $7.19
07/31/06                  10,000                 $7.24
07/31/06                  15,000                 $7.25
09/22/06                  65,000                 $8.28
09/22/06                  50,000                 $8.30
09/22/06                  65,000                 $8.31
09/22/06                 253,200                 $8.33
09/22/06                  12,500                 $8.34
09/22/06                   1,100                 $8.35
09/22/06                   6,900                 $8.36
09/22/06                  11,800                 $8.37
09/22/06                  18,400                 $8.38
09/22/06                     700                 $8.39
09/22/06                 104,000                 $8.40
09/22/06                     100                 $8.41
09/22/06                   3,500                 $8.42
09/22/06                   5,200                 $8.43
09/22/06                  26,500                 $8.44
09/22/06                 135,300                 $8.45
09/22/06                 130,700                 $8.46
09/22/06                  15,700                 $8.47
09/22/06                  40,600                 $8.48
09/22/06                   8,200                 $8.49
09/22/06                  44,400                 $8.50
09/22/06                  30,500                 $8.52
09/22/06                 165,100                 $8.55
09/22/06                 305,600                 $8.61
09/25/06                  83,300                 $8.08
09/25/06                   7,000                 $8.09
09/25/06                 280,100                 $8.10
09/25/06                  40,000                 $8.12
09/25/06                  19,600                 $8.14
09/25/06                   2,300                 $8.15
09/25/06                  67,700                 $8.30

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CUSIP NO.      92839U107              SCHEDULE 13D         PAGE 4 OF 4 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 2006


                                              /s/ Karim Samii
                                              ----------------------------------
                                              Karim Samii, in his capacity
                                              as the sole member of Pardus
                                              Capital Management LLC, the
                                              sole general partner of Pardus
                                              Capital Management L.P.